
Mail Stop 3233

July 13, 2018

Via E-mail
Devin I. Murphy
Chief Financial Officer
Phillips Edison & Company, Inc.
11501 Northlake Dr
Cincinnati, OH 45249

> **Re: Phillips Edison & Company**
> **Form 10-K for the year ended December 31, 2017**
> **Filed March 30, 2018**
> **File No. 000-54691**

Dear Mr. Murphy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements

3. PELP Acquisition, page F-13

1.   We note that several pre-existing relationships were terminated or settled in conjunction with the acquisition of PELP. Please tell us how you evaluated the guidance in ASC 805-10-25-20 through 21 in determining your accounting for the transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Off ice of Real Estate and
Commodities

cc: Chris Montagano, Associate General Counsel